United States securities and exchange commission logo





                             December 16, 2022

       Andrew Lane
       Chairman, CEO
       Universal Systems, Inc.
       30 N. Gould Street, Suite N
       Sheridan, WY 82801

                                                        Re: Universal Systems,
Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed November 30,
2022
                                                            File No. 024-11969

       Dear Andrew Lane:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2022 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed November 30,
2022

       General

   1. We note your response to comment 1, as well as your revised disclosure that "[t]he
                                                        Company   s purpose is
to create, develop, and produce a library of digital media assets."
                                                        However, we note that
your website, digitaldistro.io, indicates that you operate within the space of "Content
Acquisition & Distribution" and that you "are a provider of . . .
                                                        distribution . . .
resulting in unique one-of-a-kind Digital Media Experience (DME)
                                                        powered by blockchain
and NFTs." Additionally, we note your press release, dated
                                                        September 23, 2022, in
which your CEO Andrew Lane stated that "[w]e believe that in the
                                                        4Q2022, we will be
allowing partners, prospects, and clients, to mint and place NFTs on the upcoming
proprietary Digital Distro Marketplace." Last, while we note your
 Andrew Lane
Universal Systems, Inc.
December 16, 2022
Page 2
      discussion of your "Memorandum of Understanding with Infinite Auctions, LLC to launch sports memorabilia NFTs" in your revised disclosure, we note that your press release, dated October 4, 2022, discusses a certain Joint Venture and Operating Agreement for revenue distribution and ownership of developed assets," which pertains to the joint launch of an NFT platform. In connection therewith, please:

             Provide a materially complete description of the NFTs related to your business and clarify who creates them;

             Provide a materially complete description of the marketplaces through which the
           NFTs related to your business are sold;

             Supplementally explain what you mean by the "proprietary Digital Distro
           Marketplace," and your role and involvement in the operations of this marketplace;

             Supplementally explain your role in the joint creation of the sports memorabilia platform with Infinite Auctions, LLC, including your continued role in the operation of the platform. Please also indicate how you will generate revenue pursuant to the
           Joint Venture and Operating Agreement which appears to govern revenue distribution and ownership of developed assets.

       You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you
have any questions.



                                                           Sincerely,
FirstName LastNameAndrew Lane
                                                           Division of
Corporation Finance
Comapany NameUniversal Systems, Inc.
                                                           Office of Trade &
Services
December 16, 2022 Page 2
cc:       Steve Mills
FirstName LastName